

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Kevin Cox
Chief Executive Officer
Energys Group Limited
Franklyn House, Daux Road
Billingshurst, West Sussex
RH149SJ
United Kingdom

> **Re: Energys Group Limited**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed May 10, 2024**
> **File No. 333-275956**

Dear Kevin Cox:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 26, 2024 letter.

Amendment No. 5 to Form F-1 filed May 10, 2024

General

1. We note your response to prior comment 1. First, please tell us when the shares previously held by Majestic Dragon Investment Co., Limited were contributed to Bright Forever Investments Limited and the consideration paid. Second, we note that at least one of the selling shareholders obtained their shares from the company's controlling shareholder, Moonglade Investment Limited, instead of directly from the company. Please tell us how Majestic Dragon and Bright Forever, as applicable, came to learn of the controlling shareholder's desire to transfer, sell, or dispose of the shares, and how Moonglade decided when to make those sales.

Dividends and Dividend Policy, page 37

2.   Please revise to include disclosure of the non-cumulative dividend right and whether the company anticipates making such payments. We note that your statement that you do not intend to pay dividends on page 37 only applies to ordinary shares.

Exhibits

3.   We note your increased primary offering size. Please refile all exhibits revised due to the increased offering size, including the underwriting agreement, legal opinion, and filing fee table.

4.   We note your disclosure on page 55 regarding a second credit facility with DBS Bank (Hong Kong) Limited entered into in August 2023. Please provide the credit agreement as an exhibit to your registration statement, or tell us why it is not a material agreement.

Alternate Pages for Resale Prospectus
The Selling Shareholders, page Alt-2

5.   Please disclose the person(s) with dispositive voting control for the shares held by Bright Forever Investments Limited and, as described in your response letter to prior comment 1, when the transfer from Majestic Dragon Investment Co., Limited occurred.

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Celia Velletri